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                                  AVNET, INC.
                             2211 South 47th Street
                               Phoenix AZ  85034

February 10, 2006

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:   Avnet, Inc.
           Withdrawal of Post-Effective Amendment No. 1 to Form S-3, File No. 333-130783 filed on February 3, 2006

Ladies and Gentlemen:

     In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Avnet, Inc., a
New York corporation (the "Registrant"), hereby respectfully requests the immediate withdrawal of the above-referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the "Registration Statement")
(File No. 333-130783) filed on February 3, 2006.

     The Registrant is making this request because the Registration Statement was inadvertently filed as a POS AM post-effective amendment rather than a POSASR post-effective amendment. The Registrant has filed the appropriate Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 on February 8, 2006 as a POSASR post-effective amendment. Please do not withdraw Post-Effective Amendment No. 1 to the Registration Statement on Form S-3
(File No. 333-130783) filed on February 8, 2006.

     We appreciate your assistance and should you need any additional information, please feel free to contact the undersigned at (480) 643-2000 or Barbara L. Becker of Gibson, Dunn & Crutcher LLP at (212) 351-4062.


                                          Respectfully submitted,

                                          AVNET, INC.

                                          By:   /s/ David R. Birk
                                          ________________________
                                          Name:  David R. Birk
                                          Title: Senior Vice President and
                                                 General Counsel